EXHIBIT (12)

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Amounts in millions

	Years Ended June 30					Three Months Ended September 30
	2004	2005	2006	2007	2008	2007	2008
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$9,010	$9,954	$12,419	$14,746	$16,120	$4,230	$4,648
Fixed charges (excluding capitalized interest)	719	924	1,242	1,428	1,604	403	384

TOTAL EARNINGS, AS DEFINED	$9,729	$10,878	$13,661	$16,174	$17,724	$4,633	$5,032

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$629	$869	$1,153	$1,374	$1,546	$379	$358
1/3 of rental expense	90	90	122	124	137	32	36

TOTAL FIXED CHARGES, AS DEFINED	$719	$959	$1,275	$1,498	$1,683	$411	$394

RATIO OF EARNINGS TO FIXED CHARGES	13.5x	11.3x	10.7x	10.8x	10.5x	11.3x	12.8x